SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 21, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis to acquire Nektar Therapeutics pulmonary business unit, strengthening respiratory drug delivery capabilities

•                  Definitive agreement to acquire Nektar’s pulmonary business unit for USD 115 million in cash

•                  Novartis gains access to advanced proprietary technologies and an experienced R&D team

•                  Strengthens drug delivery development capabilities, particularly in life-threatening respiratory diseases

Basel, October 21, 2008 – Novartis has strengthened its capabilities for developing medicines that can be delivered via the lungs through a definitive agreement to acquire the pulmonary drug delivery business unit of Nektar Therapeutics (NASDAQ: NKTR) for
USD 115 million in cash.

Important capabilities gained from Nektar, which has approximately 140 associates who will join Novartis and remain in San Carlos, California, include product formulation and delivery expertise along with a broad device platform. This transaction excludes Nektar’s inhalation programs for insulin, vancomycin, ciprofloxacin and amikacin.

Novartis will utilize these skills to build on existing capabilities and accelerate its pipeline targeting life-threatening diseases such as chronic obstructive pulmonary disease (COPD), asthma and cystic fibrosis as well as the life-cycle management of late-stage development projects that are closer to regulatory submissions. Potential applications will also be assessed in other areas of the Novartis healthcare portfolio.

“Severe respiratory diseases are a leading cause of mortality around the world and remain a significant unmet medical need,” said Joe Jimenez, CEO of Novartis Pharma AG, the Pharmaceuticals Division of Novartis. “Through our existing collaborations, we have a high regard for the Nektar team and for their technologies, and these capabilities will play an important role in developing our respiratory pipeline.”

Nektar pioneered the development of novel forms of delivering therapeutics to the lungs. Among Nektar’s lead development projects is TIP (tobramycin inhaled powder), an existing collaboration with Novartis to create a new formulation of tobramycin (TOBI®) for treatment of lung infections associated with cystic fibrosis, a hereditary and often fatal condition.

Novartis has a series of marketed products and novel compounds in development to help patients with respiratory diseases. Marketed medicines include Xolair®, a biotechnology drug that targets the root cause of allergic asthma, and the bronchodilator Foradil®.

The cornerstone of the Novartis respiratory development pipeline is QAB149 (indacaterol), a once-daily long-acting beta-agonist with 24-hour bronchodilation and a fast onset of action. QAB149 is on track for first regulatory submissions by the end of 2008 as a monotherapy treatment for COPD, an incurable condition where lungs have been damaged, usually from smoking. QAB149 is also being developed for use in COPD patients with other respiratory therapies, including with the corticosteroid mometasone (QMF149) and with the anti-muscarinic antagonist NVA237 (QVA149).

Transaction terms

Novartis has signed a definitive agreement to acquire Nektar’s pulmonary business unit for USD 115 million in cash to be financed from the Group’s financial resources. Novartis will acquire research, development and manufacturing assets of Nektar’s pulmonary business unit, including tangible assets as well as intellectual property and related expertise. As a result of this transaction, future milestones and royalty payments from Novartis to Nektar for the TIP development project would be avoided.

This transaction requires customary regulatory approvals and is expected to be completed by the end of 2008. The pro forma effect of this acquisition will not have a significant impact on the Group’s reported net income and cash flow.

Disclaimer

This release contains certain forward-looking statements relating to the proposed acquisition by Novartis of the pulmonary business unit of Nektar and to the respective businesses of Novartis and Nektar’s pulmonary business. Such forward-looking statements are not historical facts and can generally be identified by the use of forward-looking terminology such as “expected”, “will”, “estimated”, “would”, “could”, “potential”, “may”, “opportunities”, “pipeline”, “further advance” or similar expressions, or by express or implied discussions regarding potential future sales or earnings of Novartis; or by discussions of strategy, plans, expectations or intentions or potential synergies, strategic benefits or opportunities that may result from the proposed acquisition. Such forward-looking statements reflect the current plans, expectations, objectives, intentions or views of Novartis with respect to future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, there can be no guarantee that the proposed acquisition will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will achieve any particular future financial results or future growth rates or that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. Among other things, the expectations of Novartis could be affected by unexpected regulatory actions or delays or government regulation generally, as well as other risks and factors referred to in Novartis AG’s Forms 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland,

Novartis Group companies employ approximately 98,000 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Michael Schiendorfer Novartis Swiss Public Relations +41 61 324 9577 (direct) +41 79 834 6418 (mobile) michael.schiendorfer@novartis.com

E-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Ruth Metzler-Arnold	+41 61 324 9980	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 21, 2008	By:	/s/	MALCOLM B. CHEETHAM

	Name:		Malcolm B. Cheetham
	Title:		Head Group Financial
Reporting and Accounting